                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                 AMPLIDYNE, INC.
                 ----------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                          -----------------------------
                         (Title of Class of Securities)

                                    032103103
                                 --------------
                                 (CUSIP Number)

                             Edward B. Winslow, Esq.
                            Jacobs Persinger & Parker
77  Water  Street,  New  York,  New  York  10005    212-344-1866
----------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                December 27, 2001
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------------------

                                  SCHEDULE 13D

CUSIP  No.  032103103
-----------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS
     (ENTITIES ONLY)

     Jerome  Belson
-----------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A     (a)  /  /
     MEMBER  OF  A  GROUP*                   (b)  /X/

-----------------------------------------------------------
(3)  SEC  USE  ONLY

-----------------------------------------------------------
(4)  SOURCE  OF  FUNDS*

     PF
-----------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL          /  /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(d)  or  2(e)

     Not  applicable.
-----------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     USA
-----------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH             624,902
REPORTING  PERSON     --------------------------------------
WITH                   (8)  SHARED  VOTING  POWER

                            215,600
                      --------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER

                             624,902
                      --------------------------------------
                      (10)  SHARED  DISPOSITIVE  POWER

                            215,600
------------------------------------------------------------

(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON

      840,502  shares
-----------------------------------------------------------
(12)  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN          /X/
      ROW  (11)  EXCLUDES  CERTAIN  SHARES*

-----------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

      8.6%
-----------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON*

      IN
-----------------------------------------------------------

                                  SCHEDULE 13D

CUSIP  No.  032103103
-----------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS
     (ENTITIES ONLY)

     The  Jerome  Belson  Foundation,  f/k/a  The  Joseph  Belsky
     Foundation
-----------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A     (a)  /  /
     MEMBER  OF  A  GROUP*                   (b)  /X/

-----------------------------------------------------------
(3)  SEC  USE  ONLY

-----------------------------------------------------------
(4)  SOURCE  OF  FUNDS*

     WC
-----------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL       /  /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(d)  or  2(e)

     Not  applicable.
-----------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     New  York
-----------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH             100,000
REPORTING  PERSON     --------------------------------------
WITH                   (8)  SHARED  VOTING  POWER

                            ---
                      --------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER

                            100,000
                     --------------------------------------
                      (10)  SHARED  DISPOSITIVE  POWER

                            ---
-----------------------------------------------------------

(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON

      100,000  shares
-----------------------------------------------------------
(12)  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN               /  /
      ROW  (11)  EXCLUDES  CERTAIN  SHARES*

-----------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

      1.03%
-----------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON*

     CO
-----------------------------------------------------------

                                  SCHEDULE 13D

CUSIP  No.  032103103
-----------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS
     (ENTITIES ONLY)

     Maxine  Belson
-----------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A     (a)  /  /
     MEMBER  OF  A  GROUP*                   (b)  /X/

-----------------------------------------------------------
(3)  SEC  USE  ONLY

-----------------------------------------------------------
(4)  SOURCE  OF  FUNDS*

     PF
-----------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL          /  /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(d)  or  2(e)

     Not  applicable.
-----------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     USA
-----------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH             ---
REPORTING  PERSON     --------------------------------------
WITH                   (8)  SHARED  VOTING  POWER

                             99,600
                       --------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER

                             ---
                      --------------------------------------
                      (10)  SHARED  DISPOSITIVE  POWER

                            99,600
-----------------------------------------------------------

(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON

      99,600  shares
-----------------------------------------------------------
(12)  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN          /  /
      ROW  (11)  EXCLUDES  CERTAIN  SHARES*

-----------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

      1.03%
-----------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON*

      IN
-----------------------------------------------------------

                                  SCHEDULE 13D

CUSIP  No.  032103103
-----------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS
     (ENTITIES ONLY)

     Marjorie  Belson
-----------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A     (a)  /  /
     MEMBER  OF  A  GROUP*                   (b)  /X/

-----------------------------------------------------------
(3)  SEC  USE  ONLY

-----------------------------------------------------------
(4)  SOURCE  OF  FUNDS*

     PF
-----------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL          /  /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(d)  or  2(e)

     Not  applicable.
-----------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     USA
-----------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH             ---
REPORTING  PERSON     --------------------------------------
WITH                   (8)  SHARED  VOTING  POWER

                            10,000
                       --------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER

                            ---
                        --------------------------------------
                       (10) SHARED  DISPOSITIVE  POWER

                            10,000
-----------------------------------------------------------

(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON

      10,000  shares
-----------------------------------------------------------
(12)  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN      /  /
      ROW  (11)  EXCLUDES  CERTAIN  SHARES*

-----------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

      0.1%
-----------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON*

      IN
-----------------------------------------------------------

                                  SCHEDULE 13D

CUSIP  No.  032103103
-----------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS
     (ENTITIES ONLY)

     Brianne  Goldstein
-----------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A     (a)  /  /
     MEMBER  OF  A  GROUP*                   (b)  /X/

-----------------------------------------------------------
(3)  SEC  USE  ONLY

-----------------------------------------------------------
(4)  SOURCE  OF  FUNDS*

     PF
-----------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL          /  /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(d)  or  2(e)

     Not  applicable.
-----------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     USA
-----------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH              ---
REPORTING  PERSON     --------------------------------------
WITH                  (8)  SHARED  VOTING  POWER

                           10,000
                      --------------------------------------
                      (9)  SOLE  DISPOSITIVE  POWER

                           ---
                      --------------------------------------
                     (10)  SHARED  DISPOSITIVE  POWER

                           10,000
-----------------------------------------------------------

(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON

      10,000  shares
-----------------------------------------------------------
(12)  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN          /  /
      ROW  (11)  EXCLUDES  CERTAIN  SHARES*

-----------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

      0.1%
-----------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON*

      IN
-----------------------------------------------------------

                                  SCHEDULE 13D

CUSIP  No.  032103103
-----------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS
     (ENTITIES ONLY)


     Joshua  Goldstein
-----------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A     (a)  / /
     MEMBER  OF  A  GROUP*                   (b)  /X/

-----------------------------------------------------------
(3)  SEC  USE  ONLY

-----------------------------------------------------------
(4)  SOURCE  OF  FUNDS*

     PF
-----------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL          /  /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(d)  or  2(e)

     Not  applicable.
-----------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     USA
-----------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH             ---
REPORTING  PERSON     --------------------------------------
WITH                   (8)  SHARED  VOTING  POWER

                            ---
                      --------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER

                            ---
                      --------------------------------------
                      (10)  SHARED  DISPOSITIVE  POWER

                            ---
-----------------------------------------------------------

(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON

     -0-  shares
-----------------------------------------------------------
(12)  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN          /  /
      ROW  (11)  EXCLUDES  CERTAIN  SHARES*

-----------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

      0%
-----------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON*

      IN
-----------------------------------------------------------

                                  SCHEDULE 13D

CUSIP  No.  032103103
-----------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS
     (ENTITIES ONLY)

     Toby  Goldstein
-----------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A     (a)  / /
     MEMBER  OF  A  GROUP*                   (b)  /X/

-----------------------------------------------------------
(3)  SEC  USE  ONLY

-----------------------------------------------------------
(4)  SOURCE  OF  FUNDS*

     PF
-----------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL          /  /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(d)  or  2(e)

     Not  applicable.
-----------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     USA
-----------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH             ---
REPORTING  PERSON     --------------------------------------
WITH                  (8)  SHARED  VOTING  POWER

                           21,000
                      --------------------------------------
                      (9)  SOLE  DISPOSITIVE  POWER

                           ---
                      --------------------------------------
                     (10)  SHARED  DISPOSITIVE  POWER

                           21,000
-----------------------------------------------------------

(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON

      21,000  shares
-----------------------------------------------------------
(12)  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN          /  /
      ROW  (11)  EXCLUDES  CERTAIN  SHARES*

-----------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

      0.2%
-----------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON*

      IN
-----------------------------------------------------------

                                  SCHEDULE 13D

CUSIP  No.  032103103
-----------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS
     (ENTITIES ONLY)

     Jaclyn  Belson
-----------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A     (a)  /  /
     MEMBER  OF  A  GROUP*                   (b)  /X/

-----------------------------------------------------------
(3)  SEC  USE  ONLY

-----------------------------------------------------------
(4)  SOURCE  OF  FUNDS*

     PF
-----------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL          /  /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(d)  or  2(e)

     Not  applicable.
-----------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     USA
-----------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH             ---
REPORTING  PERSON     --------------------------------------
WITH                   (8)  SHARED  VOTING  POWER

                            10,000
                      --------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER

                            ---
                     --------------------------------------
                      (10)  SHARED  DISPOSITIVE  POWER

                            10,000
-----------------------------------------------------------

(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON

      10,000  shares
-----------------------------------------------------------
(12)  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN          /  /
      ROW  (11)  EXCLUDES  CERTAIN  SHARES*

-----------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

      0.1%
-----------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON*

      IN
-----------------------------------------------------------

                                  SCHEDULE 13D

CUSIP  No.  032103103
-----------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS
     (ENTITIES ONLY)

     Jonathan  Belson
-----------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A     (a)  /  /
     MEMBER  OF  A  GROUP*                   (b)  /X/

-----------------------------------------------------------
(3)  SEC  USE  ONLY

-----------------------------------------------------------
(4)  SOURCE  OF  FUNDS*

     PF
-----------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL          /  /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(d)  or  2(e)

     Not  applicable.
-----------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     USA
-----------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH             ---
REPORTING  PERSON     --------------------------------------
WITH                   (8)  SHARED  VOTING  POWER

                             5,000
                       --------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER

                            ---
                      --------------------------------------
                      (10)  SHARED  DISPOSITIVE  POWER

                            5,000
-----------------------------------------------------------

(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON

      5,000  shares
-----------------------------------------------------------
(12)  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN          /  /
      ROW  (11)  EXCLUDES  CERTAIN  SHARES*

-----------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

      0.05%
-----------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON*

      IN
-----------------------------------------------------------

                                  SCHEDULE 13D

CUSIP  No.  032103103
-----------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS
     (ENTITIES ONLY)

     Matthew  Belson
-----------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A     (a)  /  /
     MEMBER  OF  A  GROUP*                   (b)  /X/

-----------------------------------------------------------
(3)  SEC  USE  ONLY

-----------------------------------------------------------
(4)  SOURCE  OF  FUNDS*

     PF
-----------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL          /  /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(d)  or  2(e)

     Not  applicable.
-----------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     USA
-----------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH             ---
REPORTING  PERSON     --------------------------------------
WITH                  (8)  SHARED  VOTING  POWER

                           60,000
                       --------------------------------------
                      (9)  SOLE  DISPOSITIVE  POWER

                           ---
                       --------------------------------------
                     (10)  SHARED  DISPOSITIVE  POWER

                           60,000
-----------------------------------------------------------

(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON

      60,000  shares
-----------------------------------------------------------
(12)  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN      /  /
      ROW  (11)  EXCLUDES  CERTAIN  SHARES*

-----------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

      0.6%
-----------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON*

      IN
-----------------------------------------------------------

                          AMENDMENT NO. 1 SCHEDULE 13D

     The  Schedule  13D  is  amended  as  follows:

ITEM  2.  IDENTITY  AND  BACKGROUND  is  hereby  amended  as  follows:

     Joshua Goldstein who no longer holds any shares of Common Stock of the Company is eliminated from the listing of the persons filing this Schedule 13D.

     The  following  persons are added to the listing of persons filing this
Schedule 13D:

     Maxine Belson who is a housewife and the spouse of Jerome Belson. Her address is c/o Jerome Belson, Jerome Belson Associates, Inc., 495 Broadway, New York, New York 10012.

     Matthew Belson, who is a grandson of Jerome and Maxine Belson, is a self-employed writer. His address is 140 Kane Street, Brooklyn, New York 11231.

     Neither Maxine Belson nor Matthew Belson has during the past five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Maxine  Belson  and  Matthew  Belson  are  United  States  citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION is amended by adding thereto the following:

     On December 27, 2001 Jerome Belson purchased from the Company 8,000 shares of the Company's Series B Convertible Preferred Stock for a purchase price of $80,000 which was provided from his personal funds. Such shares with accrued dividends were converted on March 28, 2002 into 101,328 shares of the Company's Common Stock.

     The aggregate purchase price of the 99,600 shares of Common Stock of the Company purchased by Maxine Belson is $28,125, including brokerage commissions. Maxine Belson used her personal funds to purchase such shares of Common Stock.

     The aggregate purchase price of the 60,000 shares of the Common Stock of the Company purchased by Matthew Belson is $23,687, including brokerage commissions. Matthew Belson used his personal funds to purchase such shares of Common Stock.

ITEM  4.  PURPOSE  OF  TRANSACTION  is  amended  to  add  thereto the following:

     The purchases of the shares reported in this Amendment No. 1 to Schedule 13D were made for the purpose of making an investment in the Company. Consistent with such purpose, Jerome Belson has had and expects to continue to have discussions with management of the Company concerning the Company and the investment of persons making this filing therein. Jerome Belson may also engage in such discussions with other shareholders of the Company.

     The persons making this filing may, in the future, purchase additional shares of the Common Stock of the Company depending on the price of the shares and circumstances at the time of such acquisitions, if any, are made. Alternatively, any of the persons making this filing may at any time determine to realize on such person's investment in the securities of the Company through their sale.

     The persons making this filing have no present plans or proposals to effect one or more of the transactions enumerated in paragraphs (b) to (j) of Item 4 of
Schedule  13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER is amended to add thereto the following:

     The following table sets forth the beneficial ownership as of September 12, 2002 of the Common Stock of the Company by the persons filing this Amendment to the Schedule 13D.


                                    Percent of
Name                 No. of Shares  Outstanding*
-------------------  -------------- ------------

Jerome Belson           840,502 (1)           8.6
The Jerome Belson
   Foundation, Inc.     100,000 (2)          1.03
Maxine Belson            99,600 (3)          1.03
Marjorie Belson          10,000 (3)           0.1
Brianne Goldstein        10,000 (3)           0.1
Joshua Goldstein               -0-            -0-
Toby Goldstein           21,000 (3)           0.2
Jaclyn Belson            10,000 (3)           0.1
Jonathan Belson           5,000 (3)          0.05
Matthew Belson           60,000 (3)           0.6

______________
* Based upon 9,676,500 shares reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 to be outstanding as of July 31, 2002.

(1) Consists of 624,902 shares (including 50,000 shares issuable by the Company under presently exercisable warrants) as to which Mr. Belson has sole voting and investment power and 215,600 shares owned by his family members below over which they have granted to him revocable powers of attorney. Consequently, Mr. Belson may be deemed to share voting and investment power over such 215,600 shares.

(2) Jerome Belson is the President and a director of the Foundation and, consequently, may be deemed to be a beneficial owner of such shares. Neither the filing of this Schedule nor any of its contents shall be deemed to be an admission that Mr. Belson owns any shares of the Company beneficially owned by the Foundation for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

(3) Voting and investment power over these shares is shared with Jerome Belson by reason of the named owner's grant to him of a power of attorney covering such shares.

     (d) Between June 30, 2002 and the date of this Amendment none of the persons filing this Schedule 13D has effected any transactions in the Common Stock of the Company except as set forth in Annex A hereto. All transactions reported in Annex A were open market transactions.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS is amended to add thereto the following:

     Exhibit  2    Written agreement  relating  to  the     filing  of  a  joint
                   acquisition  statement.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September  13,  2002

                                             /s/  Jerome  Belson
                                             ----------------------------
                                             Jerome  Belson


                                             The  Jerome  Belson  Foundation


                                             By:  /s/  Jerome  Belson
                                             ----------------------------
                                             Jerome  Belson,  President

                                             /s/  Maxine  Belson
                                             ----------------------------
                                             Maxine  Belson

                                             /s/  Marjorie  Belson
                                             ----------------------------
                                             Marjorie  Belson

                                             /s/  Brianne  Goldstein
                                             ----------------------------
                                             Brianne  Goldstein

                                             /s/  Joshua  Goldstein
                                             ----------------------------
                                             Joshua  Goldstein

                                             /s/  Toby  Goldstein
                                             ----------------------------
                                             Toby  Goldstein

                                             /s/  Jaclyn  Belson
                                             ----------------------------
                                             Jaclyn  Belson

                                             /s/  Jonathan  Belson
                                             ----------------------------
                                             Jonathan  Belson

                                             /s/  Matthew  Belson
                                             ----------------------------
                                             Matthew  Belson

                                                                       EXHIBIT 2

     The undersigned hereby agree that the Schedule 13D and any amendments thereto, filed by Jerome Belson, The Jerome Belson Foundation, Maxine Belson, Marjorie Belson, Brianne Goldstein, Joshua Goldstein, Toby Goldstein, Jaclyn Belson, Jonathan Belson and Matthew Belson under the Securities Exchange Act of 1934, (the "Act") reporting the beneficial ownership of shares of Common Stock of Amplidyne, Inc. may be filed with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Act on behalf of the undersigned.

Dated:  September  13,  2002

                                             /s/  Jerome  Belson
                                             ----------------------------
                                             Jerome  Belson

                                             The  Jerome  Belson  Foundation

                                             By:  /s/  Jerome  Belson
                                             ----------------------------
                                             Jerome  Belson,  President

                                             /s/  Maxine  Belson
                                             ----------------------------
                                             Maxine  Belson

                                             /s/  Marjorie  Belson
                                             ----------------------------
                                             Marjorie  Belson

                                             /s/  Brianne  Goldstein
                                            ----------------------------
                                             Brianne  Goldstein

                                             /s/  Joshua  Goldstein
                                             ----------------------------
                                             Joshua  Goldstein

                                             /s/  Toby  Goldstein
                                             ----------------------------
                                             Toby  Goldstein

                                             /s/  Jaclyn  Belson
                                             -----------------------------
                                             Jaclyn  Belson

                                             /s/  Jonathan  Belson
                                             -----------------------------
                                             Jonathan  Belson

                                             /s/  Matthew  Belson
                                             -----------------------------
                                             Matthew  Belson

                                                                        ANNEX A
     Date     Transaction*     Price     Shares
     ----     -----------      -----     ------
Jerome  Belson
8/5/02             Purchase  $0.311  14,800
8/5/02             Purchase   0.309     200
8/9/02             Sale       0.305   3,000
8/12/02            Sale       0.299  20,000
8/13/02            Sale       0.289  20,000
8/14/02            Sale       0.279  20,000
8/15/02            Sale       0.197   3,900
8/16/02            Sale       0.200     500
8/16/02            Sale       0.250   8,100
8/16/02            Sale       0.200  25,000

Maxine Belson

7/31/02            Purchase   0.271  27,500
8/9/02             Purchase   0.318   2,000
8/12/02            Purchase   0.320   1,000
8/12/02            Purchase   0.301  20,000
8/13/02            Purchase   0.291  20,000
8/14/02            Purchase   0.281  20,000
8/15/02            Purchase   0.215   1,000
8/16/02            Purchase   0.252   8,100

Matthew Belson

8/6/02             Purchase   0.320     500
8/6/02             Purchase   0.280  24,000
8/6/02             Purchase   0.334     500
8/16/02            Purchase   0.201  25,000

Joshua Goldstein

7/31/02            Sale       0.262  27,500

Brianne Goldstein

8/6/02             Sale       0.271  25,000

Jonathan Belson

8/5/02             Sale       0.300  15,000